Stoecklein Law Group, LLP

Practice Limited to Federal Securities
Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	Email: djs@slgseclaw.com
San Diego, California 92101	Web: www.slgseclaw.com

December 13, 2012

Ryan Faught
Chief Executive Officer
3965 Paula St.
La Mesa, CA 91941

Re:           Creative App Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 23, 2012
File No. 333-184457

Dear Ms. Mills-Apenteng,

This correspondence is in response to your letter dated November 21, 2012 in reference to our filing of the Amendment No. 1 to Registration Statement on Form S-1 filed on November 21, 2012 on behalf of Creative App Solutions, Inc., your file number 333-184457.

Prospectus Cover Page

1.	Please state on the cover page that the direct public offering by the company is being conducted on an “all-or-none” basis.

Response:  We have made the requested change to the cover page to clarify the offering is being conducted on an “all-or-none” basis.

2.
We note your response to prior comment 5.  Please amend the tabular disclosure on the cover page to disclose the expenses and anticipated net proceeds from the offering.  See Item 501(b)(3) of Regulation S-K.  In addition, clarify that the “Public Offering Price…” line item refers to the public offering price for shares to be sold by the company.

Consider including footnote disclosure to clarify that the table excludes shares to be sold by the selling shareholder, the proceeds from which, if any, will not be received by the company.

Response:  We have amended the table per 501(b)(3) of S-K to show as follows:

Public Offering Price sold by the Company (1)…	$0.10	$50,000

Underwriting discounts and Commissions…	$0.00	$0.00

Proceeds to Creative App Solutions, Inc…	$0.10	$50,000

Net Proceeds to Creative App Solutions, Inc(2)…	0.10	32,000
(1)	This table excludes shares to be sold by selling shareholder, the proceeds from which, will not be received by the Company.
(2)
Total reflects an estimate of expenses including: accounting and audit $6,000, legal $10,000, copy and printing $600, $400 for EDGAR services and $1,000 for transfer agent setup and initial certificate issuances.

Risk Factors, page 4

3.
The proposed offering includes issuer sales at $0.10 per share and concurrent secondary sales at $0.05 per share.  Please provide risk factor disclosure addressing the risks to your efforts to raise capital in a direct offering that are posed by the concurrent secondary offering at prices less than the offering price for the shares offered by the company.   It would appear that potential purchasers will first seek to obtain shares at the lower price offered by the secondary seller and that purchasers would acquire shares in any trading market that develops, rather than from the company, in the event prices in such a trading market are less than $0.10 per share.

Response: We have added the following risk factor:

We may face difficulty rasing capital in our direct public offering as a result of our selling shareholder offering shares at a lower price than we are offering our shares to the public.

This registration lists a selling shareholder who is offering their shares concurrent with our public offering at a share price which is lower than that of our direct public offering.  Potential investors may be inclined to purchase those shares  from the selling shareholder , or through any trading market which might develop, before investing directly in the company, therefore possibly impacting the receipt of funds from potential investors by the Company.

4.	We may not be able to a dequately protect our intellectual property,” page 8

Your response to prior comment 9 notwithstanding, it does not appear that you have revised this risk factor in response to our comment.  Please revise this risk factor in a manner that is consistent with your response.

Response:  We have amended the risk factor to read:

At this time our only intellectual property is the source code which is being written to run our first application.  We will rely on a combination of trade secret and copyright laws, restrictions on disclosure, to protect it and any other intellectual property rights which may develope during the time of and upon completion of our initial source code. Despite our efforts to protect our source code and any other proprietary rights which may develop; third parties may copy or otherwise obtain and use our apps or technology. The laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States. If we fail to adequately protect our intellectual property rights, it will be easier for our competitors to sell competing apps.

5.           Plan of Distribution and Terms of the Offering

Shares Offered by Us, page 18

We note your reference to the “prompt” return of the funds to investors. You state variously that all money paid for shares will be promptly returned to the purchasers within “one month” of the termination date and within “24 hours” of the termination date. Please revise to address this discrepancy.  Note that the return of funds within one month of the termination date does not appear to constitute “prompt” return.

Response:  We have clarified throughout the document that all funds will be returned within 24 hours of the termination date.

6.           Notes to Financial Statements

Note 8 – Subsequent Events, page F-10

We note your expanded disclosure in response to prior comment 18.  Please revise your disclosure to be consistent with the disclosure requirements of FASB ASC 855-10-50- In this regard, disclose the date through which subsequent events have been evaluated. Please revise accordingly.

Response:  We have amended  Note 8 as follows:

The Company’s Management has reviewed all material events through October 15, 2012 in accordance with ASC 855-10, and believes there are no material subsequent events to report.

Please contact myself or Jennifer Trowbridge at 619-704-1310 with any questions.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP